

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE



05004968

February 14, 2005

Leif King
Skadden, Arps, Slate, Meagher & Flom LLP
525 University Avenue
Palo Alto, CA 94301

Act: 1934
Section:
Rule: 14a-8
Public Availability: 02/14/2005

Re: Yahoo! Inc.
Incoming letter dated January 10, 2005

Dear Mr. King:

This is in response to your letter dated January 10, 2005 concerning the shareholder proposal submitted to Yahoo! by the United Brotherhood of Carpenters Pension Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel


RECD S.E.C.
FEB 16 2005
1086

Enclosures

cc: Douglas J. McCarron
Fund Chairman
United Brotherhood of Carpenters
Pension Fund
101 Constitution Avenue, N.W.
Washington, DC 20001

1011004

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Securities Exchange Act of 1934,
Rule 14a-8(i)(10)

January 10, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Yahoo! Inc. – Omission of Shareholder Proposal Submitted by United Brotherhood of Carpenters Pension Fund Pursuant to Rule 14a-8

Dear Sir or Madam:

We are writing on behalf of our client, Yahoo! Inc., a Delaware corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, the shareholder proposal and supporting statement (the "Proposal") submitted by the United Brotherhood of Carpenters Pension Fund (the "Proponent"), may properly be omitted from the proxy materials (the "Proxy Materials") to be distributed by the Company in connection with its 2005 annual meeting of stockholders (the "2005 Meeting").

Pursuant to Rule 14a-8(j)(2), we are enclosing six copies of (i) this letter and (ii) the Proposal submitted by the Proponent, attached hereto as Exhibit A. In accordance with Rule 14a-8(j), a copy of this submission is being sent simultaneously to the Proponent and, at the Proponent's request, to Mr. Ed Durkin.

I. Introduction

The Proposal requests that the directors of the Company adopt and implement a policy of expensing future stock options in the Company's annual income statement. Specifically, the Proposal states:

> "RESOLVED: That the stockholders of Yahoo! Inc. ("Company") hereby request that the Company's Board of Directors establish a policy of expensing in the Company's annual income statement the costs of all future stock options issued by the Company."

****

The Company requests that the Staff concur with its view that the Proposal may properly be omitted from its Proxy Materials pursuant to Rule 14a-8(i)(10) because, as discussed in more detail below, the Company will be required to substantially implement the Proposal in accordance with the newly pronounced accounting rules requiring expensing of stock options.

II. The Proposal May be Excluded Under Rule 14a-8(i)(10) Because It Has Been Substantially Implemented

Rule 14-8(i)(10) permits the omission of a stockholder proposal where a company has substantially implemented the proposal. See Exchange Act Release No 34-20091 (August 16, 1983); Puerto Rican Cement Co., Inc., (March 25, 2002); Niagara Mohawk Power Corp. (February 16, 1995). The Staff has consistently taken the position that shareholder proposals have been substantially implemented within the meaning of Rule 14a-8(i)(10) when the company has policies, practices and procedures in place relating to the subject matter of the proposal, or has implemented the essential objective of the proposal. See, e.g., Telular Corp. (December 5, 2003) (proposal for the annual election of the board of directors excludable where by-laws contemplated and permitted annual election of the board); see also Cisco Systems, Inc. (August 11, 2003) (proposal calling for the establishment of an executive compensation plan excludable where board had considered and approved an executive compensation plan before shareholder proposal submitted); and Intel Corporation (March 11, 2003) (proposal to require shareholder vote on all equity compensation plans and amendments excludable where board had adopted resolutions establishing similar policy).

In this instance, the Company is required to substantially implement the Proposal because the Statement of Financial Accounting Standards No. 123 (revised 2004) ("Statement 123(R)"), issued on December 16, 2004 by the Financial Accounting Standards Board ("FASB") will require the Company, as of the first interim or annual reporting period that begins after June 15, 2005, to recognize in its financial statements the compensation cost relating to "share-based payment transactions."[1] In the case of the Company, the first such reporting period will be the quarter beginning July 1, 2005. Accordingly, soon after the Proposal would be voted upon at the 2005 Meeting, which is currently expected to take place in May 2005, the Company will be required under Statement 123(R) to begin expensing the cost of stock options in its quarterly and annual income statements.

The Proposal requests that the Company's directors establish a policy of expensing the costs of future stock options in the Company's annual income statement. Statement 123(R) accomplishes the objective that the Proposal seeks to implement as it will require the Company to expense the cost of options in its quarterly and annual income statements – not just the "annual" income statements as requested by the Proposal. Furthermore, pursuant to Statement 123(R) the Company will be required to expense the cost of stock options even before the Proposal, if adopted, would propose to do so. While the Proposal only seeks the expensing of stock options in the Company's annual income statement, Statement 123(R) will require the Company to expense the cost of stock options in its quarterly income statement for the quarter beginning July 1, 2005, in advance of the first annual income statement following the 2005 Meeting.

---

[1] We note that the Staff has in the past required registrants to include in their proxy statements shareholder proposals relating to the expensing of stock options. See Cintas Corporation (August 13, 2004); Otter Trail Corporation (December 27, 2002). However, in light of Statement 123(R), the Company believes that it would be inappropriate for the Staff to rely on those no-action letters. In particular, we recognize that earlier this year the Staff concluded that Cintas Corporation had not met its burden in order to exclude a proposal similar to the Proposal from its proxy materials because at that time FASB had only issued an exposure draft proposing to require expensing of stock options under Generally Accepted Accounting Principles. In that instance, the Staff correctly pointed out that at such time the exposure draft was only a proposal that did not constitute a final action. However, FASB's more recent adoption of Statement 123(R) does constitute a final action that should support the Company's exclusion of the Proposal.

As required by Statement 123(R), the Company will be substantially implementing the Proposal for the quarter following the 2005 Meeting. Accordingly, there would be no purpose served by having stockholders vote on the Proposal.

III. Conclusion

For the reasons set forth above, the Company requests that the Staff concur with the Company's view that the Proposal may properly be omitted from the Proxy Materials for the 2005 Meeting pursuant to Rule 14a-8(i)(10) Should the Staff disagree with the Company's position or require any additional information, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of its response.

If the Staff has any questions or comments regarding the foregoing, please contact the undersigned at (650) 470-4662.

Very truly yours,



Leif King

Enclosures

cc: Christina Lai, Esq.,
Yahoo! Inc.
Douglas J. McCarron
Ed Durkin
United Brotherhood of Carpenters Pension Fund

EXHIBIT A



UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron

General President

[SENT VIA FACSIMILE 408-349-3301]

Mr. Jonathan K. Sobel
Senior Vice President & General Counsel
Yahoo! Inc.
701 First Avenue
Sunnyvale, CA 94089

December 9, 2004

Dear Mr. Sobel:

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Yahoo! Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to the issue of stock option expensing. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of approximately 21,900 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact Ed Durkin, at (202) 546-6206 ext. 221 or at edurkin@carpenters.org. Copies of any correspondence related to the proposal should be forwarded to Mr. Durkin at United Brotherhood of Carpenters, Corporate Affairs Department, 101 Constitution Avenue, NW, Washington D.C. 20001 or faxed to 202-543-4871.

Sincerely,

Douglas J. McCarron
Fund Chairman

cc. Edward J. Durkin
Enclosure

Stock Option Expensing Proposal

Resolved: That the stockholders of Yahoo! Inc. ("Company") hereby request that the Company's Board of Directors establish a policy of expensing in the Company's annual income statement the costs of all future stock options issued by the Company.

Supporting Statement: Current accounting rules give companies the choice of reporting stock option expenses annually in the company income statement or as a footnote in the annual report. (Financial Accounting Standards Board Statement 123) Many companies, including ours, report the cost of stock options as a footnote in the annual report, rather than include the option costs in determining operating income. We believe that expensing stock options would more accurately reflect a company's operational earnings.

Stock options are an important component of our Company's executive compensation program. We believe that the lack of option expensing can promote excessive use of options in a company's compensation plans, obscure and understate the cost of executive compensation and promote the pursuit of corporate strategies designed to promote short-term stock price rather than long-term corporate value.

"The failure to expense stock option grants has introduced a significant distortion in reported earnings," stated Federal Reserve Board Chairman Greenspan. "Reporting stock options as expenses is a sensible and positive step toward a clearer and more precise accounting of a company's worth." *Globe and Mail*, "Expensing Options is a Bandwagon Worth Joining," Aug. 16, 2002.

Warren Buffett wrote in a *New York Times* Op-Ed piece on July 24, 2002:

> There is a crisis of confidence today about corporate earnings reports and the credibility of chief executives. And it's justified.
>
> For many years, I've had little confidence in the earnings numbers reported by most corporations. I'm not talking about Enron and WorldCom—examples of outright crookedness. Rather, I am referring to the legal, but improper, accounting methods used by chief executives to inflate reported earnings.
>
> Options are a huge cost for many corporations and a huge benefit to executives. No wonder, then, that they have fought ferociously to avoid making a charge against their earnings.

When a company gives something of value to its employees in return for their services, it is clearly a compensation expense. And if expenses don't belong in the earnings statement, where in the world do they belong?

Bear Stearns recently reported that companies representing 41% of the S & P 500 index based on market capitalization expense options. (Bear Stearns Equity Research, February 12, 2004, "Companies that currently expense or intend to expense using the fair value method.")

The Proposal received approximately 46% (216,593,154 million votes) of the votes cast for or against the Proposal at last year's Yahoo! annual meeting. At the same time, the Company's proxy statement indicated that Company officers and directors held 15% (99,959,092 million shares) of the outstanding shares of common stock. Given management's stated opposition to the Proposal, these figures indicate that the Proposal received a strong majority vote of support from shareholders other than management and directors. Please support this important reform.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 14, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Yahoo! Inc.
Incoming letter dated January 10, 2005

The proposal requests that the board establish a policy of expensing in the company's annual income statement the costs of all future stock options issued by the company.

There appears to be some basis for your view that Yahoo! may exclude the proposal under rule 14a-8(i)(10). Accordingly, we will not recommend enforcement action to the Commission if Yahoo! omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,



Rebekah J. Toton
Attorney-Advisor